

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED JUNE 30, 2022

WINNIPEG, CANADA – (August 24, 2022) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a company focused on the development and commercialization of pharmaceuticals and healthcare products for patients and prescribers in the United States market, today reported its results from operations for the quarter ended June 30, 2022.

Quarter Ended June 30, 2022 Highlights:

- Recorded total net revenue of $5.7 million during the quarter ended June 30, 2022 compared to $5.1 million for the quarter ended June 30, 2021 and;

- Recorded total net revenue from the sale of AGGRASTAT® of $2.9 million during the quarter ended June 30, 2022 compared to $2.8 million for the quarter ended June 30, 2021 and;

- Recorded total net revenue from the sale of ZYPITAMAG® of $1.1 million during the quarter ended June 30, 2022 compared to $403,000 for the quarter ended June 30, 2021 and;

- Recorded total net revenue from the Marley Drug® business of $1.8 million during the quarter ended June 30, 2022 compared to $1.9 million for the quarter ended June 30, 2021 and;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended June 30, 2022 was negative $210,000 compared to adjusted EBITDA of $158,000 for the quarter ended June 30, 2021 and;

- Net loss for the quarter ended June 30, 2022 was $683,000 compared to a net loss of $639,000 for the quarter ended June 30, 2021, primarily due to an increased investment in research in development of $1.3 million for the quarter ended June 30, 2022 compared to $705,000 for the quarter ended June 30, 2021.

Financial Results

The increase in AGGRASTAT® revenues when compared to the same period in the previous year, as described above, is the result of increases in the units of AGGRASTAT® sold.

ZYPITAMAG® contributed $1.1 million of revenue for the quarter ended June 30, 2022 compared to $403,000 for the quarter ended June 30, 2021. The increase in revenue is primarily a result of increased sales to insured customers and improved patient access and fill rate through Medicure's subsidiary, Marley Drug, which also resulted in reduced fees to wholesalers and pharmacy benefit managers.

The Marley Drug business contributed $1.8 million of revenue during the quarter ended June 30, 2022 compared to $1.9 million for the quarter ended June 30, 2021. The decrease in revenue is primarily due to increased competition for filling generic medications. Marley Drug is a US pharmacy licensed to ship medications to all 50 states, Washington D.C. and Puerto Rico. It serves thousands of customers and has proven success in marketing based on accessible pricing of generic drugs and a focus on cash price without use of insurance. It provides another channel for direct-to-consumer marketing, distribution and improved profit margin for ZYPITAMAG.

Adjusted EBITDA for the three months ended June 30, 2022 was negative $210,000 compared to $158,000 for the three months ended June 30, 2021. The decrease in adjusted EBITDA for the three months ended June 30, 2022 is the result of higher research and development costs and general and administrative costs related to improvements in the Marley Drug E-Commerce platform, partially offset by decreased selling expenses and higher revenues when compared to the same period in 2021.

Net loss for the three months ended June 30, 2022 was $683,000 or $0.06 per share compared to net loss of $639,000 or $0.06 per share for the three months ended June 30, 2021. The main factors contributing to the decrease in net income recorded for the three months ended June 30, 2022 were higher research and development costs and general and administrative costs related to improvements in the Marley Drug E-Commerce platform, partially offset by decreased selling expenses and higher revenues when compared to the same period in 2021.

At June 30, 2022, the Company had unrestricted cash totaling $4.8 million, compared to $2.5 million of unrestricted cash held as of June 30, 2021. Cash flows from operating activities for the six months ended June 30, 2022 totaled $1.5 million compared to $682,000 from operating activities for the six months ended June 30, 2021.

The Company does not have any long-term debt recorded in its consolidated financial statements as at June 30, 2022.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

The full financial statements are available at www.sedar.com and on the Company's website at www.medicure.com.

Notes

(1)   The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three months ended June 30, 2022 and 2021 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q2 2022 Results

Call date: Thursday, August 25, 2022

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll: 1 (416) 764-8659

North American toll-free: 1 (888) 664-6392

Passcode: not required

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAG® (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. Medicure also operates Marley Drug, Inc. ("Marley Drug"), a pharmacy located in North Carolina that offers an Extended Supply drug program serving all 50 states, Washington D.C. and Puerto Rico. Marley Drug® is committed to improving the health status of its patients and the communities they serve while reducing overall health care costs for employers and other health care consumers. For more information visit www.marleydrug.com. To learn more about The Extended Supply Generic Drug Program call 800.286.6781 or email info@marleydrug.com. For more information on Medicure please visit www.medicure.com. For additional information about AGGRASTAT®, please visit www.aggrastathdb.com or refer to the full Prescribing Information. For additional information about ZYPITAMAG®, please visit www.zypitamag.com or refer to the full Prescribing Information.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected results, including future revenue from P5P, the likelihood of receiving a priority review voucher from the United State Food and Drug Administration, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of

assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2021.

AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG® (pitavastatin) tablets, and Marley Drug® are registered trademarks.

For more information, please contact:
Dr. Albert Dr. Friesen
Chief Executive Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)

	June 30, 2022		December 31, 2021
Assets			
Current assets:			
Cash and cash equivalents	$	4,831	$ 3,694
Restricted Cash		3	3
Accounts receivable		5,963	4,659
Inventories		3,126	3,329
Prepaid expenses		776	869
Total current assets		14,699	12,554
Non-current assets:			
Property, plant and equipment		1,376	1,611
Intangible assets		10,782	11,212
Goodwill		3,022	2,974
Other assets		29	57
Total non-current assets		15,209	15,854
Total assets	$	29,908	$ 28,408
Liabilities and Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$	8,296	$ 6,668
Current portion of royalty obligation		283	423
Current portion of acquisition payable		644	634
Current portion of contingent consideration		298	293
Current income taxes payable		116	114
Current portion of lease obligation		376	380
Total current liabilities	$	10,013	$ 8,512
Non-current liabilities			
Royalty obligation		-	65
Acquisition payable		630	591
Contingent Consideration		41	40
Lease obligation		640	789
Total non-current liabilities		1,311	1,485
Total liabilities		11,324	9,997
Equity:			
Share capital		80,917	80,917
Contributed surplus		10,473	10,429
Accumulated other comprehensive income		(6,310)	(6,640)
Deficit		(66,496)	(66,295)
Total Equity		18,584	18,411
Total liabilities and equity	$	29,908	$ 28,408

Condensed Consolidated Interim Statements of Net Loss and Comprehensive Income (Loss)
(expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Revenue, net	$ 5,747	$ 5,086	$ 11,463	$ 10,022
Cost of goods sold	1,952	2,047	3,643	3,974
Gross profit	3,795	3,039	7,820	6,048
Expenses				
Selling	1,674	2,535	3,366	5,303
General and administrative	1,561	571	2,873	1,156
Research and development	1,324	705	1,669	1,286
	4,559	3,811	7,908	7,745
Other Income:				
Recovery of expenses	-	(491)	-	(491)
Finance (income) costs:				
Finance (income) expense, net	38	117	57	238
Foreign exchange (gain) loss, net	(98)	172	35	175
	(60)	(202)	92	(78)
Net loss before income taxes	$ (704)	$ (570)	$ (180)	$ (1,619)
Income tax (recovery) expense				
Current	(21)	69	21	69
Net loss	$ (683)	$ (639)	$ (201)	$ (1,688)
Other comprehensive income (loss): Item that may be reclassified to profit or loss				
Exchange differences on translation of foreign subsidiaries	499	(100)	330	(336)
Other comprehensive income (loss), net of tax	499	(100)	330	(336)
Comprehensive income (loss)	$ (184)	$ (739)	$ 129	$ (2,024)
(Loss) earnings per share				
Basic	$ (0.06)	$ (0.06)	$ (0.02)	$ (0.16)
Diluted	$ (0.06)	$ (0.06)	$ (0.02)	$ (0.16)

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

For the six months ended June 30		2022		2021
Cash (used in) provided by:				
Operating activities:				
Net loss for the period	$	(201)	$	(1,688)
Adjustments for:				
Amortization of property, plant and equipment		228		187
Amortization of intangible assets		763		1,575
Share-based compensation		44		100
Finance expense, net		57		238
Unrealized foreign exchange (gain) loss		35		(34)
Change in the following:				
Accounts receivable		(1,201)		(92)
Inventories		249		548
Prepaid expenses		98		206
Accounts payable and accrued liabilities		1,759		(143)
Other assets		28		-
Interest received (paid), net		10		(15)
Royalties paid		(419)		(200)
Cash flows from operating activities		**1,450**		682
Investing activities:				
Acquisition of property, plant and equipment		-		(161)
Acquisition of intangible assets		(160)		(232)
Cash flows used in investing activities		**(160)**		(393)
Financing activities:				
Purchase of common shares under normal course issuer bid		-		(2)
Repayment of lease liability		(153)		(171)
Payment of Holdback		-		(372)
Cash flows used in financing activities		**(153)**		(545)
Foreign exchange gain on cash held in foreign currency		-		-
(Decrease) increase in cash and cash equivalents		1,137		(256)
Cash and cash equivalents, beginning of period		3,694		2,716
Cash and cash equivalents, end of period	$	**4,831**	$	2,460